

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Steven Cakebread
Chief Financial Officer
Pandora Media, Inc.
2101 Webster Street
Suite 1650
Oakland, California 94612

Re: Pandora Media, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 19, 2012
File No. 1-35198

Dear Mr. Cakebread:

We have reviewed your response letter dated May 24, 2012 and the additional information you provided in a telephone call with the staff on June 14, 2012, and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2012

General

1.   Please revise your disclosure throughout the filing to clarify that by mobile monetization efforts you refer to the challenge of increasing your sale of inventory to advertisers as a result of the increase in listening hours from mobile devices, as opposed to technological challenges in your mobile platform.

Management's Discussion and Analysis, page 42

Overview

2.   We note your responses to comments 2 and 4 in your response letter dated May 24, 2012
        and the information provided in our telephone call on June 14, 2012. Please revise to
        clarify that your discussion of mobile monetization efforts does not refer to increasing
        your advertising specifically for mobile platforms, and that your advertising clients target
        specific listener demographics with no preference for a particular media platform.
        Clarify that the principal challenge posed by mobile monetization involves increasing
        your advertising revenues at a rate commensurate with your rapid growth in content
        acquisition costs due to significant increase of listening hours by users on mobile
        platforms compared to traditional platforms.

Advertising Revenues, page 44

3.   We note your response to comment 4 in your in your response letter dated May 24. 2012.
        You stated that "to assist management in the directional evaluation of mobile
        monetization efforts and to provide insights into trends, the Company does estimate
        disaggregated advertising revenue across its delivery platforms and has included
        disclosure of these estimates in recent filings to provide investors with insights into the
        key trends upon which management is focused." Clarify why this information provides
        investors with insights into the key trends upon which management is focused.

Consolidated Statements of Operations, page 60

4.   Please revise your presentation to include a separate line item for cost of revenue
        followed by two sub-categories: content acquisition and cost of revenue – other (the
        latter of which is currently presented as cost of revenue). Conform your presentation of
        cost of revenue in the Selected Financial Data on page 40 and Selected Quarterly
        Financial Data on page 96 with your revised presentation herein. Additionally, please
        discuss content acquisition costs within the context of cost of revenue in the MD&A.

Form 10-Q for the Quarter Ended April 30, 2012

Advertising Revenue, page 23

5.   In order to provide investors with insight into your results of operations, please quantify
        each variable attributable to the increase in revenues. In addition, in accordance with
        Item 303(a) (3) of Regulation S-K, quantify your growth with regard to price and volume.
        For instance, please discuss how pricing (i.e., premium sell-through), length and number
        of advertising campaigns, local versus national advertising and your advertising delivery

methods (i.e., impressions, click-throughs) have impacted revenue growth and overall monetization.

6.   Considering that 70% of your listening hours (and thus, advertising inventory) consist of mobile listening hours, please clarify how renewed focus on multiplatform advertising will help you attain profitability and whether the increases in your current listener base and listener hours across all platforms have created sufficient advertising inventory within desired demographics to attract advertisers to your multi-platform offering.

7.   Discuss the underlying reasons for the significant percentage increase in content acquisition costs in relation to total revenues, which most recently rose from 57% to 69% between your first fiscal quarter of 2012 and first fiscal quarter of 2013. State, if true, that the primary reason for such percentage increase is that you have not generated enough advertising revenues to offset the increasing content acquisition costs resulting from the significant increase in listening hours from mobile devices. Disclose whether this is a known trend that you expect to continue or change in the future and the reasons why. Please address how you expect to grow your advertising revenues to mitigate the impact of increasing acquisition costs resulting from possibly higher royalty rates after 2015 and your continuing growth in listenership hours. Refer to Item 303(A)(3)(ii)of Regulation S-K.

Content Acquisition, page 24

8.   Although we note that the significant increase in listening hours from mobile devices results in a significant increase in advertising inventory available for sale, we note that it also results in a significant increase in content acquisition costs. You disclose on page 16 of the Form 10-K that in order to attain and maintain profitability, you need to recruit, integrate and retain skilled and experienced sales personnel who can demonstrate your value proposition to advertisers and increase the monetization of listener hours, particularly on mobile devices. In this regard, please discuss your expectations and challenges regarding your ability to sell enough advertising inventory to attain and maintain profitability. Discuss the specific challenges your sale force is facing in demonstrating the value proposition to advertisers and increasing the monetization of listener hours, and particularly on mobile devices, per your disclosure. Discuss for how long you expect this negative trend will continue impacting your operating results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Dean Suehiro, Senior Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director